SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2021 3Q Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2021 3Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2021 3Q (Separate)

Summary of 2021 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of September 30, 2021

Type	Name of Company
Listed company (3 companies)	Woori Financial Group
Woori Investment Bank
PT Bank Woori Saudara Indonesia
Unlisted company (26 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Asset Trust
Woori Asset Management
Woori Savings Bank
Woori Credit Information
Woori Fund Services
Woori Private Equity Asset Management
Woori Global Asset Management
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Woori Wealth Development Bank
Woori Finance Myanmar
WB Finance Co., Ltd (Cambodia)
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar
Woori-Hanwha Eureka Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund

Note	1) Includes subsidiaries, etc. under the Financial Holding Company Act as of September 30, 2021

2.	Capital Structure (Changes in Capital)

	(units: Won, shares)
Date	Item	Type
		Common Shares	Preferred Shares	Others
September 30, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—
December 31, 2019	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1) Our common shares increased by 5,792,866 shares on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

As of September 30, 2021		(units: Won, shares)
		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital changed in September 2019 and August 2021 due to a comprehensive stock exchanges. The issue prices were based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of September 30, 2021	(unit: shares)
Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	728,060,549	728,060,549	Note 1)
Number of treasury shares	2,324	2,324	Note 2)
Number of outstanding shares	728,058,225	728,058,225	—

Note 1) Includes the 5,792,866 new common shares issued on August 10, 2021 due to a comprehensive stock exchange between Woori Financial Group and Woori Financial Capital.

Note 2) Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital.)

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2021 3Q	2020	2019
Operating income	3,076	2,080	2,800
Non-operating income	77	-79	-77
Income from continuing operations before income tax	3,153	2,001	2,723
Income tax expense from continuing operations	791	486	685
Income from discontinued operations	—	—	—
Net income	2,362	1,515	2,038
Controlling Interest	2,198	1,307	1,872
Non-controlling Interest	164	208	165

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2021 3Q			2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	287,701,206	0.78	71.00	265,636,358	1.08	71.78	249,106,041	1.51	71.14
	Borrowings	21,055,577	1.01	5.20	19,606,056	1.31	5.30	18,013,074	1.92	5.14
	Debentures	39,963,468	1.80	9.86	32,287,676	2.24	8.73	30,401,987	2.56	8.68
	Others	28,872,801	—	7.13	26,523,338	—	7.17	28,928,780	—	8.26
	Total Liabilities	377,593,052	—	93.19	344,053,429	—	92.97	326,449,882	—	93.23
Total Equity		27,594,780	—	6.81	25,996,721	—	7.03	23,703,431	—	6.77
Total Liabilities & Equity		405,187,833	—	100.00	370,050,150	—	100.00	350,153,313	—	100.00

Note 1) Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Type	Managed Item	2021 3Q			2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	14,127,075	0.31	3.49	11,925,297	0.45	3.22	9,202,054	1.55	2.63
	Marketable securities	56,645,068	1.74	13.98	54,474,169	1.87	14.72	50,396,362	2.29	14.39
	Loans	298,090,486	2.75	73.57	269,533,892	2.98	72.84	254,691,201	3.48	72.74
	Loans in local currency	259,041,382	2.54	63.93	233,117,610	2.75	63.00	219,418,214	3.22	62.66
	Loans in foreign Currency	24,402,287	3.61	6.02	22,614,578	3.99	6.11	20,982,894	4.59	5.99
	Guarantee payments	28,417	2.48	0.01	15,845	4.04	0.00	12,410	1.48	0.00
	Credit card receivables	9,057,989	7.43	2.24	8,207,859	7.87	2.22	8,139,789	7.98	2.32
	Foreign bills bought	5,560,410	0.81	1.37	5,578,001	1.53	1.51	6,137,894	2.96	1.75
	Bad debt expense in local currency (-)	1,874,975	—	0.46	1,708,074	—	0.46	1,666,215	—	0.48
	Others	38,200,178	—	9.43	35,824,866	—	9.68	37,529,911	—	10.72
Total Assets		405,187,833	—	100.00	370,050,150	—	100.00	350,153,313	—	100.00

Note 1) Average Balance : simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2021 3Q	2020	2019
Equity capital (A)	28,825	27,448	27,115
Risk weighted assets (B)	194,322	198,269	228,046
BIS(Capital adequacy) ratio (A/B)	14.83	13.84	11.89

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards (2019 figures based on Standardized Approach / 2020 figures partially based on IRB Approach / 2021 3Q figures fully based on IRB Approach)

Note 3) 2021 3Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company	Type		2021 3Q	2020	2019
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	26,469,192	25,269,072	24,314,212
		Risk weighted assets (B)	158,927,775	145,755,395	157,889,535
		Capital adequacy ratio (A/B)	16.65	17.34	15.40
Woori Card Note 3)	Adjusted capital ratio		18.12	19.93	18.33
	Tangible common equity ratio		12.16	13.48	14.29
Woori Financial Capital Note 3)	Adjusted capital ratio		11.76	12.17	13.46
	Tangible common equity ratio		10.51	10.77	12.08
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	557,000	491,799	338,136
		Risk weighted assets (B)	3,693,700	3,192,245	2,630,349
		Capital adequacy ratio (A/B)	15.08	15.41	12.86
Woori Asset Trust Note 5)	Operating capital ratio		1,111.68	1,286.43	1,397.97
Woori Asset Management Note 3)	Minimum operating capital ratio		723.25	754.11	655.84
Woori Savings Bank Note 6)	BIS Capital adequacy ratio Note 1)		22.19	13.40	13.46

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2021 3Q figures are estimates only and subject to change

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratio

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2021 3Q			2020			2019
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	419,858	5,456	7,695.3	40,308	7,911	509.5	45,079	7,475	603.1
Woori Card Note 2)	7,152,313	1,651,106	433.2	6,255,965	1,406,387	444.8	5,976,031	1,407,335	424.6
Woori Financial Capital Note 2)	1,290,249	765,270	168.6	1,357,876	616,632	220.2	1,037,894	498,197	208.3
Woori Investment Bank Note 2)	2,585,576	1,895,861	136.4	2,166,208	1,555,418	139.3	1,671,823	1,118,318	149.5
Woori Asset Trust Note 2)	160,408	14,909	1075.9	148,856	16,157	921.3	67,555	14,595	462.9
Woori Savings Bank Note 2), Note 3)	271,155	164,281	165.06	267,927	209,712	127.8	263,961	228,491	115.5

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2021 3Q			2020			2019
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	758	—	—	425	—	—	38,111	34,734	109.7

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2021 3Q	2020	2019
Woori Bank	Liquidity coverage ratio Note 1)	88.33	92.07	107.27
	Foreign currency liquidity coverage ratio Note 1)	103.96	106.06	110.50
	Ratio of business purpose premises and equipment	11.06	11.68	12.22

Note 1) The method of calculation is based on the business disclosure, and the applicable periods are 2021 3Q, 2020 4Q and 2019 4Q

Under the [Plans for Temporary Easing of Financial Regulations in Response to COVID-19] announced by the Financial Services Commission, the liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks has been reduced from 100% to 85% and from 80% to 70%, respectively, until the end of March 2022.

c.	Profitability Ratio Note 1), Note 2)

Type	2021 3Q Note 3)		2020		2019
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.75	13.06	0.40	6.80	0.57	10.11
Excluding non-controlling interests	0.70	12.15	0.34	5.87	0.52	9.29
Woori Bank	0.65	10.32	0.38	5.83	0.55	8.36
Woori Card	1.15	6.41	0.98	5.29	0.90	5.05
Woori Financial Capital	1.88	17.73	1.53	13.83	1.64	12.64
Woori Investment Bank	1.49	12.26	1.47	13.13	1.69	13.66
Woori Asset Trust	21.09	30.22	22.03	31.51	25.18	37.40
Woori Asset Management	7.20	7.48	5.85	6.12	7.41	7.77
Woori Savings Bank Note 4)	0.91	7.45	0.97	10.10	1.05	11.41

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group are on a consolidated basis and figures for the other subsidiaries are on a non-consolidated basis

Note 2) Total assets and total equity : simple average of the starting balance for the fiscal year and each quarter’s ending balance

Note 3) On an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 4) Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, %)
Type	2021 3Q	2020	2019
Total loans	326,689	299,075	266,432
Substandard and below loans	1,027	1,256	1,198
Substandard and below ratio	0.31	0.42	0.45
Non-Performing Loans	930	1,149	1,068
NPL Ratio	0.28	0.38	0.40
Substandard and below coverage ratio (A/B)	177.5	153.8	133.6
Loan Loss reserve (A)	1,824	1,932	1,600
Substandard and below loans (B)	1,027	1,256	1,198

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: %)
	2021 3Q			2020			2019
Type	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.21	0.20	193.37	0.32	0.30	153.95	0.40	0.36	121.80
Woori Card	0.51	—	102.52	0.63	—	102.65	0.80	—	102.84
Woori Financial Capital	1.31	—	149.38	1.77	—	140.15	2.28	—	97.86
Woori Investment Bank	0.63	0.63	93.03	0.79	0.20	84.78	0.49	0.21	168.61
Woori Asset Trust	61.32	—	—	63.64	—	—	37.51	—	—
Woori Savings Bank Note 2)	2.32	—	104.23	3.40	—	90.37	3.51	—	79.42

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2021 3Q	2020	2019
ASSETS
Cash and cash equivalents	11,076,079	9,990,983	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”)	15,647,021	14,762,941	8,069,144
Financial assets at fair value through other comprehensive income	32,918,386	30,028,929	27,730,531
Securities at amortized cost	16,765,018	17,020,839	20,320,539
Loans and other financial assets at amortized cost	353,924,799	320,106,078	293,717,693
Investments in joint ventures and associates	1,194,639	993,291	806,360
Investment properties	389,177	387,464	280,239
Premises and equipment	3,212,135	3,287,198	3,364,716
Intangible assets and goodwill	781,841	792,077	844,110
Assets held for sale	20,470	60,002	10,556
Net defined benefit asset	—	5,658	2,582
Current tax assets	40,211	75,655	47,367
Deferred tax assets	34,274	46,088	39,544
Derivative assets (designated for hedging)	139,315	174,820	121,131
Other assets	2,041,545	1,348,994	233,646

Total assets	438,184,910	399,081,017	361,980,724

LIABILITIES
Financial liabilities at FVTPL	5,737,332	6,813,822	2,958,302
Deposits due to customers	311,804,476	291,477,279	264,685,578
Borrowings	24,385,783	20,745,466	18,998,920
Debentures	42,378,307	37,479,358	30,858,055
Provisions	561,692	501,643	443,980
Net defined benefit liability	66,995	52,237	92,470
Current tax liabilities	430,100	370,718	182,690
Deferred tax liabilities	255,736	160,250	134,322
Derivative liabilities (designated for hedging)	21,666	64,769	6,837
Other financial liabilities	23,681,968	14,215,817	17,706,767
Other liabilities	546,084	473,813	420,471

Total liabilities	409,870,139	372,355,172	336,488,392

EQUITY
Owners’ equity:	25,315,939	23,053,608	21,510,370
Capital stock	3,640,303	3,611,338	3,611,338
Hybrid securities	2,094,818	1,895,366	997,544
Capital surplus	680,706	626,111	626,295
Other equity	(2,118,929)	(2,347,472)	(2,249,322)
Retained earnings	21,019,041	19,268,265	18,524,515
Non-controlling interests	2,998,832	3,672,237	3,981,962

Total equity	28,314,771	26,725,845	25,492,332

Total liabilities and equity	438,184,910	399,081,017	361,980,724

Number of Consolidated Subsidiaries (excluding holding company)	140	131	102

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2021 3Q	2020 3Q	2020	2019
Operating income	3,075,608	1,847,758	2,080,394	2,799,976
Net interest income	5,088,871	4,428,288	5,998,512	5,893,706
Net fees and commissions income	1,105,776	731,049	1,014,039	1,102,628
Dividend income	262,937	99,140	138,543	107,959
Net gain or loss on financial instruments at FVTPL	238,204	531,931	421,709	25,455
Net gain or loss on financial assets at FVTOCI	45,830	18,677	24,138	11,015
Net gain or loss arising on financial assets at amortized cost	97,755	40,319	44,443	102,115
Impairment losses due to credit loss	(311,661)	(586,720)	(784,371)	(374,244)
General and administrative expenses	(2,792,841)	(2,688,620)	(3,956,181)	(3,766,077)
Other net operating income (expenses)	(659,263)	(726,306)	(820,438)	(302,581)

Non-operating income (expense)	77,122	(137,929)	(79,143)	(76,927)

Net income before income tax expense	3,152,730	1,709,829	2,001,251	2,723,049

Income tax expense	(791,083)	(414,081)	(486,002)	(685,453)

Net income	2,361,647	1,295,748	1,515,249	2,037,596

Net income attributable to owners	2,197,936	1,140,764	1,307,266	1,872,207
Net income attributable to the non-controlling interests	163,711	154,984	207,983	165,389
Other comprehensive income (loss), net of tax	217,085	(29,330)	(82,207)	51,782
Items that will not be reclassified to profit or loss	134,124	(49,753)	54,964	(92,777)
Items that may be reclassified to profit or loss	82,961	20,423	(137,171)	144,559

Total comprehensive income	2,578,732	1,266,418	1,433,042	2,089,378

Comprehensive income attributable to the owners	2,403,294	1,116,291	1,233,097	1,914,393
Comprehensive income attributable to non-controlling interests	175,438	150,127	199,945	174,985
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,971	1,532	1,742	2,727

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	2021 3Q	2020	2019
ASSETS
Cash and cash equivalents	618,962	69,176	43,670
Financial assets at fair value through profit or loss	7,247	7,247	9,434
Financial assets at fair value through other comprehensive income	148,082	149,614	—
Loans and other financial assets at amortized cost	510,152	619,117	1,269,203
Investments in subsidiaries	21,944,915	21,562,229	19,873,593
Premises and equipment	8,921	12,538	7,383
Intangible assets	5,496	5,282	3,310
Net defined benefit asset	—	3,509	—
Current tax assets	18,213	307	—
Deferred tax assets	1,568	964	—
Other assets	360	—	—

Total assets	23,263,916	22,429,983	21,206,593

LIABILITIES
Debentures	1,367,295	1,147,503	947,679
Provisions	393	782	600
Net defined benefit liability	1,192	—	3,482
Current tax liabilities	345,166	215,071	133,526
Deferred tax liabilities	—	—	154
Other financial liabilities	37,823	22,085	10,745
Other liabilities	1,232	570	4,142

Total liabilities	1,753,101	1,386,011	1,100,328

EQUITY
Capital stock	3,640,303	3,611,338	3,611,338
Hybrid securities	2,094,745	1,895,322	997,544
Capital surplus	10,909,281	14,874,084	14,874,084
Other equity	(2,789)	(1,518)	(631)
Retained Earnings	4,869,275	664,746	623,930

Total equity	21,510,815	21,043,972	20,106,265

Total liabilities and equity	23,263,916	22,429,983	21,206,593

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	2021 3Q	2020 3Q	2020	2019
Operating income (expense)	621,659	618,788	594,752	629,437
Net interest income	(16,493)	(7,751)	(12,953)	40
Interest income	2,686	8,998	10,082	7,741
Interest expense	(19,179)	(16,749)	(23,035)	(7,701)
Net fees and commissions loss	(9,728)	(10,730)	(15,394)	(15,833)
Fees and commissions income	604	—	805	—
Fees and commissions expense	(10,332)	(10,730)	(16,199)	(15,833)
Dividend income	691,315	679,085	680,375	676,000
Net gain (loss) on financial instruments at FVTPL	—	—	(920)	9,434
Reversal (Provision) of impairment losses due to credit loss	88	(174)	116	(263)
General and administrative expenses	(43,523)	(41,642)	(56,472)	(39,941)
Non-operating income (expense)	(5)	(220)	(215)	(750)
Net income before income tax expense	621,654	618,568	594,537	628,687
Income tax income (expense)	132	378	781	(394)

Net income (loss)	621,786	618,946	595,318	628,293

Other comprehensive income (loss), net of tax	(1,245)	(1,237)	(887)	(631)
Items that will not be reclassified to profit or loss	(1,245)	(1,237)	(887)	(631)
Net gain (loss) on valuation of equity securities at FVTOCI	(1,111)	383	(280)	—
Remeasurement of the net defined benefit liability	(134)	(1,620)	(607)	(631)

Total comprehensive Income	620,541	617,709	594,431	627,662

Net Income per share:
Basic and diluted income per share (in Korean Won)	792	809	757	900

3.	Dividend Information

•

In the mid- to long-term, Woori Financial Group plans to not only increase dividends per share according to improvement in net income, but also to gradually increase its dividend payout ratio to around 30% based on the group’s mid- to long-term management plan (resolved by the board of directors on December 18, 2020). In 2021 the company paid an interim dividend for the first time since its establishment. Moreover, the company plans to review various market-friendly shareholder return policies to improve shareholder value while maintaining capital adequacy, once COVID-19 stabilizes.

•

The above plans are subject to change taking into account factors such as the COVID-19 situation and changes in the domestic and overseas business environment. Further details will be separately disclosed after a resolution of the board of directors of our company.

Items		2021 3Q	2020	2019
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		2,197,936	1,307,266	1,872,207
Earnings per share (Won)		2,971	1,742	2,727
Total cash dividends (Millions of Won)		108,340	260,016	505,587
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		4.93	19.89	27.00
Cash dividend yield (%)	Common Shares	1.3	3.6	5.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	150	360	700
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note ) Interim dividend (resolved by the board of directors on July 23, 2021)

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2021 3Q	2020	2019
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Deloitte Anjin LLC
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3) In its audit report, Deloitte Anjin LLC has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2021 3Q	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 670 million	4,220 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours
2019	Deloitte Anjin LLC	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 752 million	7,995 hours	KRW 752 million	10,849 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

Note 1) Fee excludes VAT

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2019)	KRW 1,873 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2021 3Q	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million
2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

Note 1) Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

In the third quarter of 2021, two outside directors, Zhiping Tian and Dennis Chan, resigned for personal reasons before the expiration of their terms.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	Committee for Internal Control Management

(g)	Board ESG Management Committee

(As of September 30, 2021) Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)
Board Risk Management Committee	Two outside directors One non-standing director	(Chairman) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director) Hong-Tae Kim (non-standing director)
Compensation Committee	Four outside directors One non-standing director	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Dong-Woo Chang (outside director) Hong-Tae Kim (non-standing director)
Committee for Recommending Executive Officer Candidates	Four outside directors	(Chairman) Dong-Woo Chang (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director)
Committee for Recommending Subsidiary Representative Director Candidates	Four outside directors One standing director	(Chairman) Tae-Seung Son (standing director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director) Dong-Woo Chang (outside director)
Committee for Internal Control Management	One outside director One non-standing director Two standing directors	(Chairman) Sang-Yong Park (outside director) Hong-Tae Kim (non-standing director) Tae-Seung Son (standing director) Won-Duk Lee (standing director)
Board ESG Management Committee	Four outside directors One non-standing director Two standing directors

(Chairman) Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dong-Woo Chang (outside director)

Hong-Tae Kim (non-standing director)

Tae-Seung Son (standing director)

Won-Duk Lee (standing director)

2.	Shareholder’s Meeting

a.	Voting Rights Note 1)

(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	722,267,683	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,669,293	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	710,598,388	—
	Preferred Shares	—	—

Note 1) As of the annual general meeting of shareholders for 2020 in March 2021

Note 2) Acquired treasury shares from the issuance of fractional shares (pursuant to Article 369 of the Commercial Act)

Note 3) A non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company (pursuant to Article 8-2 of the Financial Holding Company Act)

b.	Summary of the Minutes of Shareholder’s Meeting

	Agenda	Result
Annual General Meeting of Shareholders for 2019 (March 25, 2020)	1. Approval of financial statements for the fiscal year 2019	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 directors)

- 3-1 Candidate for outside director : Dennis Chan

- 3-2 Candidate for non-standing director : Hong-Tae Kim

- 3-3 Candidate for standing director : Won-Duk Lee

- 3-4 Candidate for standing director : Tae-Seung Son

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for 2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reduction of Capital Reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

Approved as submitted
	5. Appointment of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted

III.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2021	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	17.25	110,159,443	15.13	—
Total		Common	124,604,797	17.25	110,159,443	15.13	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of September 30, 2021	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sales of KDIC’S 14,445,354 shares through after-hours trading Note 3)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 4)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

ø transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note 2) Comprehensive stock exchange between Woori Financial Group and Woori Card.

Note 3) Refer to the prior disclosures on Form 6-K on April 13, 2021.

Note 4) Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital

c.	Share Ownership of More Than 5%

As of September 30, 2021	(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	110,159,443	15.13	Note 1)
	National Pension Service	68,570,024	9.42	Note 1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	Note 1)
Employee Stock Ownership Association		64,061,180	8.80	Note 2)

Note 1) Shares based on the list of shareholders as of end of the July 2021 (Percentage of shareholding was calculated by using total No. of shares, 728,060,549, reflecting the issuance of new common shares of 5,792,866 on August 10, 2021 due to a comprehensive stock exchange between Woori Financial Group and Woori Financial Capital)

Note 2) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		April 2021	May 2021	June 2021	July 2021	August 2021	September 2021
Common Shares	High	10,900	11,300	11,950	11,650	11,400	11,650
	Low	10,000	10,500	11,200	10,850	10,550	10,800
	Average	10,402	11,024	11,532	11,305	11,036	11,145
Monthly Trade Volume	High	19,929,467	6,795,728	3,850,099	36,701,721	3,163,116	5,995,776
	Low	1,325,415	1,566,228	1,115,860	998,476	1,536,421	1,305,667
	Monthly Total	74,819,567	49,490,946	48,288,680	79,894,156	48,611,353	47,086,520

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		April 2021	May 2021	June 2021	July 2021	August 2021	September 2021
ADS	High	29.55	30.71	32.55	30.96	30.00	29.84
	Low	26.98	27.98	30.12	28.29	27.43	27.52
	Average	27.97	29.52	30.89	29.59	28.92	28.50
Won Conversion	High	32,277	34,610	36,707	35,053	35,124	34,698
	Low	30,250	31,410	33,635	32,460	32,217	32,408
	Average	31,310	33,158	34,641	33,849	33,560	33,337
Monthly Trade Volume	High	39,387	28,147	20,417	48,890	203,792	30,095
	Low	6,326	4,111	4,891	3,676	5,035	6,137
	Monthly Total	274,543	262,915	228,939	235,763	606,675	282,421

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

IV.	Directors and Employee Information

1.	Directors and Executives

As of September 30, 2021
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	98,127	January 11, 2019 ~	Note 1)
Senior Deputy President	Registered	Won-Duk Lee	22,500	December 18, 2020 ~	Note 2)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Non-standing Director	Registered	Hong-Tae Kim	—	March 25, 2020 ~	Note 2)
Deputy President	Non-Registered	Min-Cheol Shin	21,000	December 24, 2020 ~	December 23, 2022
Deputy President	Non-Registered	Dong-Su Choi	20,738	January 11, 2019 ~	December 17, 2021
Deputy President	Non-Registered	Jin-Ho Noh	7,000	February 11, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Kyu-Mok Hwang	17,239	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Tae Lee	19,857	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Young Chung	22,951	December 18, 2020 ~	January 10, 2023
Senior Managing Director	Non-Registered	Weon-Cheol Hwang	6,000	December 18, 2020 ~	December 17, 2021
Senior Managing Director	Non-Registered	Jong-Il Park	15,619	December 18, 2020 ~	December 31, 2021
Senior Managing Director	Non-Registered	Byoung-Kwon Woo	7,500	December 18, 2020 ~	February 10, 2022
Senior Managing Director	Non-Registered	Sung-Wook Lee	13,000	December 18, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Jong-Keun Lee	3,000	December 18, 2020 ~	December 17, 2022

Note 1) End of the annual general meeting of shareholders for FY2022

Note 2) End of the annual general meeting of shareholders for FY2021

Note 3) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 4) Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of September 30, 2021								(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	117	—	33	—	150	2 years 3 months (15 years 10 months)	20,686	134	—

Note 1) 26 employees concurrently employed by affiliated companies are excluded

Note 2) Average tenure: term in (  ) includes tenure at affiliated companies

Note 3) Contract employees include non-registered executives

3.	Directors’ Compensation

As of September 30, 2021		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	1,309	436	—
Outside Directors (excludes audit committee members)	1	142	50	—
Audit Committee Members	3	111	37	—
Auditor	—	—	—	—

Note 1) Registered directors and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank

Note 3) Average compensation per director was calculated by dividing the total compensation until September 30, 2021 by the annualized number of persons. / In the third quarter of 2021, two outside directors resigned before the expiration of their terms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 15, 2021	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Senior Managing Director